FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2013

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

1-3 Patriarchou Grigoriou
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release of Seanergy Maritime Holdings Corp. (the "Company") dated January 3, 2013, announcing the completion of the Company's sale of its subsidiary Bulk Energy Transport (Holdings) Limited.

EXHIBIT 1

SEANERGY MARITIME HOLDINGS CORP. SUCESSFULLY COMPLETES
SALE OF SUBSIDIARY

ATHENS, GREECE--(Marketwire - January 03, 2013) -

Seanergy Maritime Holdings Corp. (the "Company") (NASDAQ: SHIP) announced today that it has completed the previously announced sale of its 100% ownership interest in Bulk Energy Transport (Holdings) Limited ("BET"). The Buyer, I.M.I. Holdings Corp., is an affiliate of members of the Restis family, the Company's major shareholders.

Following the sale of BET, the Company owns a fleet of 12 dry bulk carriers (two Panamax, two Supramax, and eight Handysize vessels) with a total carrying capacity of approximately 468,500 dwt and an average fleet age of 13.9 years.

Stamatis Tsantanis, the Company's Chief Executive Officer, stated: "The completion of the sale of BET marks an important milestone in the Company's restructuring process. Specifically, following the sale of BET the overall indebtedness of the Company and its subsidiaries has been reduced by approximately $46.7 million, which is a first major step towards a sustainable capital structure for our Company. In addition, we expect the Company's overall operating expenses to be reduced as a result of the sale of the BET ships. Furthermore, we reduce the average age of our fleet and concentrate our operating exposure in dry-bulk market segments that, in our view, enjoy somewhat better fundamentals with lower freight rate volatility."

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is a Marshall Islands corporation with its executive offices in Athens, Greece. The Company is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers.

The Company's current fleet consists of 12 dry bulk carriers (two Panamax, two Supramax, and eight Handysize vessels) with a total carrying capacity of approximately 468,500dwt and an average fleet age of 13.9 years.

The Company's common stock trades on the NASDAQ Capital Market under the symbol "SHIP."

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that such expectations will prove to have been correct, these statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of Securities and Exchange Commission ("SEC") and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP.
(Registrant)

Dated: January 4, 2013
/s/ Christina Anagnostara
By: Christina Anagnostara
Chief Financial Officer